March 13, 2009

Frank L. Steeves

Senior Vice President

Secretary and General Counsel

Emerson

8000 West Florissant Avenue

P.O. Box 4100

St. Louis, MO 63136-8505

T (314) 553 2830

F (314) 553 3205

frank.steeves@emerson.com

Jay Mumford, Esq.

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Emerson Electric Co. Form 10-K for Fiscal Year Ended September 30, 2008 Filed November 25, 2008 File 001-00278

Dear Mr. Mumford:

We are responding to your second comment letter, dated February 27, 2009, relating to the above document filed by Emerson Electric Co. (the “Company”).

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response. We have also disaggregated your comments, and the applicable responses, by bullet points and sentence where we believed it would help clarify our response.

Item 11, Executive Compensation, page 19

Definitive Proxy Statement on Schedule 14A, filed December 12, 2008

Annual Bonus, page 19

1.	We note your response to our prior comment 3.

•

Pursuant to Item 402(b)(2)(v) of Regulation S-K your future filings should clearly disclose what items of corporate performance are taken into account when determining compensation, whether or not these items were communicated to executives. Based on your prior disclosure this should include “sales growth, earnings per share growth, return on total capital, operating cash flow and operating margin improvement” under the “original forecasted financial plan for the Company.”

Jay Mumford, Esq.
United States Securities and Exchange Commission
March 13, 2009

Response

We confirm that we will disclose in future filings such items of corporate performance under the original forecasted financial plan if such items are material factors in determining the annual bonus (or other compensation).

Also, based on your disclosure you should disclose the prior year’s performance as “the Committee compared fiscal 2008 performance to the prior year to determine whether to increase or decrease the bonus amounts from the prior year amounts.” Please confirm that you will provide such disclosure.

Response

We note that the bullet points on the bottom of page 17 of the Company’s Proxy Statement disclose the Company’s sales, earnings from continuing operations per share, return on total capital and operating cash flow in fiscal 2008, compared to fiscal 2007. We also note our reference to this disclosure in the last sentence of the Annual Bonus paragraph on page 19. We confirm that we will disclose in future filings any financial measures, as they compare to prior performance, if such measures are material factors in determining the annual bonus (or other compensation).

•

Pursuant to Item 402(b)(2)(vii) of Regulation S-K your future filings should describe the elements of individual performance and/or contribution that are taken into account. For example, you should disclose with specificity the items of each “executive officer’s individual performance, leadership potential and responsibilities” that you describe as being taken into account. Please confirm that you will provide such disclosure in future filings.

Response

We note that the bullet points on the top of page 18 of the Proxy Statement disclose specific items of individual performance, leadership and responsibilities that were taken into account by the Compensation Committee in evaluating the performance of our chief executive officer. We also note that the last paragraph which starts on page 18 describes such items for the other named executive officers. We confirm that in future filings, we will disclose the individual elements of performance, leadership and responsibilities for the chief executive officer and the other named executive officers if such elements are material factors in determining the annual bonus (or other compensation).

•

Please clarify why the “original forecasted financial plan” was not communicated to your executives. Who formulated this plan, and how did they formulate it without the knowledge of your management and where is the fact that management was not aware of such plan disclosed.

Jay Mumford, Esq.
United States Securities and Exchange Commission
March 13, 2009

Response

Our response letter dated January 15, 2009 indicated that, due to the discretionary nature of the annual bonus determination, the original forecasted financial plan (among other things) was not “used for, or communicated to the named executive officers as, a performance target for their annual bonuses.” [emphasis added]. While the named executive officers were aware of, and some were involved in formulating, the original forecasted financial plan, such plan was not used, or referred to, as a performance target. More broadly, until the proxy statement for a given fiscal year is prepared, no named executive officer is informed of any items of corporate performance used by the Compensation Committee in determining his annual bonus for that year. Further, the items of corporate performance can vary from year to year. We apologize for any confusion.

Summary Compensation Table, page 26

2.

We note your response to our prior comment 4. Please clarify how you intend to treat the 162(m) performance objective under the “grants of plan based awards table.” Upon reviewing your response to comment 1 above, we may have further comments.

Response

As stated in our letter dated January 15, 2009, in response to your prior comment 4, we do not believe that our Annual Incentive Plan, under which our annual bonus is paid, qualifies as an incentive plan for purposes of S-K Item 402. Performance factors considered in setting the annual bonuses are neither pre-established nor communicated to the named executive officers, and the Internal Revenue Code Section 162(m) performance objective is not communicated to them. We note that S-K Item 402(d)(2)(iii) refers exclusively to incentive plans. Therefore, we believe that the inclusion of information regarding our Annual Incentive Plan, including the Section 162(m) performance objective, is not required in the “grants of plan based awards table”. However, as stated in our January 15, 2009 letter, in future filings we will disclose the 162(m) performance objective and the maximum amount of the bonuses that could be paid to the named executive officers for the applicable fiscal year pursuant to Section 162(m).

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jay Mumford, Esq.
United States Securities and Exchange Commission
March 13, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 553-2830 or, in my absence, our Vice President and Associate General Counsel, Tim Westman, at (314) 553-3822.

Emerson Electric Co.

Frank L. Steeves

Senior Vice President, Secretary and

General Counsel

cc:	Timothy G. Westman, Vice President and Associate General Counsel